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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
F O R M   3
-----------

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------

1. Name and Address of      2. Date of Event         4. Issuer Name and Ticker
   Reporting Person*           Requiring Statement      or Trading Symbol
                               (Month/Day/Year)

  Eagle Harbour Management,                            Napoli Enterprises, Inc.
  Inc.                              6-15-02           (OB: NPLE)
  ------------------------        -----------         --------------------------
  (Last)  (First) (Middle)                            [formerly: Impulse Media
                                                       Technologies, Inc.
  c/o Napoli Enterprises                                   (OB: IMTI)]
  Suite 566 - 1027 Davie Street
  -----------------------------
        (Street)

  Vancouver, BC Canada  V6E 4L2
  -----------------------------
    (City)  (State)    (Zip)

3. I.R.S. Identification  5. Relationship of Reporting  6. If Amendment, Date of
   Number of Reporting       Person(s) to Issuer           Original (Month/Day/
   Person, if an entity      (Check all applicable)        Year)
   (voluntary)                                             2-20-03 (see Note)
           N/A               X  Director    X  10% Owner   ------------------
   ---------------------    ---            ---
                                Officer        Other
                             X  (give title   (specify   7. Individual or Joint/
                            ---  below)    --- below)       Group Filing (Check
                           President & Chief Executive      Applicable Line)
                           ---------------------------
                           Officer; Chief Financial         Form filed by One
                           ---------------------------    X Reporting Person
                           Officer                       ---
                           ---------------------------      Form filed by More
                                                            than One Reporting
                                                            Person
                                                         ---


                         Table I -- Non-Derivative Securities Beneficially Owned
                         -------------------------------------------------------

1. Title of Security  2. Amount of      3. Ownership Form:  4. Nature of
   (Instr. 4)            Securities        Direct (D) or       Indirect
                         Beneficially      Indirect (I)        Beneficial
                         Owned             (Instr. 5)          Ownership
                         (Instr. 4)                            (Instr. 5)

Common Shares -
RESTRICTED
(Issued pursuant to
Reg. S)                  60,639,900*          Direct
--------------------     ------------      ---------------  --------------------

--------------------     ------------      ---------------  --------------------

--------------------     ------------      ---------------  --------------------
                        *(Subsequent event: At the Company's Annual General Meeting held Nov. 10/02, a 1-for-50 stock roll-back was approved by a vote of shareholders. This roll-back was subsequently effected by the NASD on Dec 24/02. Based on this conversion ratio, if the filing date for this report were, on or after, Dec 24/02, the reported shares would total 1,212,798 rather than the number shown above)

     Table II-- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

1. Title of    2. Date Exer-  3. Title and  4. Conver-  5. Owner-  6. Nature of
   Derivative     cisable and    Amount of     sion or     ship       Indirect
   Security       Expiration     Securities    Exercise    Form of    Beneficial
   (Instr. 4)     Date           Underlying    Price of    Deriv-     Ownership
                  (Month/Day/    Derivative    Deri-       ative      (Instr. 5)
                  Year)          Security      vative      Security:
                                 (Instr. 4)    Security    Direct
                                                           (D) or
                                                           Indirect
                                                           (I)
                                                           (Instr. 5)
               Date    Expir-   Title Amount
               Exer-   ation          or
               cisable Date           Number
                                      of
                                      Shares

   ----------  --------------   -------------  --------    ---------- ----------

   ----------  --------------   -------------  --------    ---------- ----------

   ----------  --------------   -------------  --------    ---------- ----------

   ----------  --------------   -------------  --------    ---------- ----------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

Note:  This  transaction  was  originally  reported  manually by Steve Spanis on
Febuary  20,  2003,  who  is  the  controlling   shareholder  of  Eagle  Harbour
Management, Inc.



                         /s/ Steve Spanis                      February 20, 2003
                       -------------------------------         -----------------
                       **Signature of Reporting Person         Date


 * If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.